DAIMLER TRUCKS RETAIL TRUST 2022-1
Investor Report

Amounts in USD

Dates

Collection Period No.	35			
Collection Period (from... to)	1-Aug-2025	31-Aug-2025		
Determination Date	11-Sep-2025			
Record Date	12-Sep-2025			
Distribution Date	15-Sep-2025			
Interest Period of the Class A-1 Notes (from... to)	15-Aug-2025	15-Sep-2025	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Aug-2025	15-Sep-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	178,880,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	360,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	360,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	80,000,000.00	63,956,213.45	52,520,065.73	11,436,147.72	142.951847	0.656501
Total Note Balance	**978,880,000.00**	**63,956,213.45**	**52,520,065.73**	**11,436,147.72**		

Overcollateralization	93,867,344.34	93,865,392.63	93,865,392.63	
Adjusted Pool Balance	1,072,747,344.34	157,821,606.08	146,385,458.36	
Yield Supplement Overcollateralization Amount	59,010,660.22	5,054,816.00	4,500,134.73	
Pool Balance	**1,131,758,004.56**	**162,876,422.08**	**150,885,593.09**	

	Amount	Percentage
Initial Overcollateralization Amount	93,867,344.34	8.75%
Target Overcollateralization Amount	93,865,392.63	8.75%
Current Overcollateralization Amount	93,865,392.63	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.070000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.230000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	5.390000%	287,269.99	3.590875	11,723,417.71	146.542721
Total		**287,269.99**		**11,723,417.71**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	11,126,518.75	(1) Total Servicing Fee	135,730.35
Interest Collections	599,662.54	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	117,249.45	(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	1,504,093.21		
Purchase Amounts	0.00	(3) Interest Distributable Amount	287,269.99
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	52,097.90	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**13,399,621.85**	(6) Regular Principal Distributable Amount	11,436,147.72
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**13,399,621.85**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	1,540,473.79
		Total Distribution	**13,399,621.85**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	135,730.35	135,730.35	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	287,269.99	287,269.99	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	287,269.99	287,269.99	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	287,269.99	287,269.99	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	11,436,147.72	11,436,147.72	0.00
Aggregate Principal Distributable Amount	11,436,147.72	11,436,147.72	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,681,868.36
Reserve Fund Amount - Beginning Balance	2,681,868.36
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,965.84
minus Net Investment Earnings	8,965.84
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,681,868.36
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,965.84
Net Investment Earnings on the Collection Account	43,132.06
Investment Earnings for the Collection Period	52,097.90

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,131,758,004.56	6,504
Pool Balance beginning of Collection Period	162,876,422.08	2,116
Principal Collections	8,553,679.66	
Principal Collections attributable to Full Pay-offs	2,572,839.09	
Principal Purchase Amounts	0.00	
Principal Gross Losses	864,310.24	
Pool Balance end of Collection Period	150,885,593.09	2,014
Pool Factor	13.33%	

	As of Cutoff Date	Current
Weighted Average APR	5.07%	4.76%
Weighted Average Number of Remaining Payments	40.44	16.84
Weighted Average Seasoning (months)	16.34	46.51

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	140,519,230.97	1,912	93.13%
31-60 Days Delinquent	2,779,721.93	46	1.84%
61-90 Days Delinquent	3,027,872.62	32	2.01%
91-120 Days Delinquent	4,558,767.57	24	3.02%
Total	150,885,593.09	2,014	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	5.03%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	864,310.24	11	62,298,201.55	629
Principal Net Liquidation Proceeds	116,098.12		8,261,121.24	
Principal Recoveries	1,495,464.23		17,390,653.48	
Principal Net Loss / (Gain)	(747,252.11)		36,646,426.83	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(5.716%)
Prior Collection Period	(16.473%)
Second Prior Collection Period	(3.988%)
Third Prior Collection Period	12.678%
Four Month Average	(3.375%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	3.238%
Average Net Credit Loss/(Gain)	58,261.41

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| | Total Pool | | | | | |
| | Cumulative Loss | | Delinquncies | | | Lifetime |
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.02%	0.07%	0.02%	- %	9.59%
2	0.11%	0.03%	0.24%	0.03%	0.01%	8.33%
3	0.17%	0.06%	0.24%	0.14%	0.02%	7.67%
4	0.26%	0.12%	0.51%	0.11%	0.11%	8.52%
5	0.33%	0.16%	0.64%	0.30%	0.03%	8.36%
6	0.46%	0.23%	0.98%	0.28%	0.05%	8.76%
7	0.67%	0.39%	0.64%	0.14%	0.14%	9.67%
8	0.87%	0.50%	0.71%	0.38%	0.11%	9.96%
9	1.00%	0.59%	0.76%	0.57%	0.14%	9.89%
10	1.05%	0.60%	0.90%	0.22%	0.30%	9.69%
11	1.32%	0.79%	1.14%	0.56%	0.11%	10.31%
12	1.41%	0.83%	1.26%	0.59%	0.45%	10.05%
13	1.60%	0.96%	0.78%	0.54%	0.41%	10.10%
14	1.75%	1.03%	1.63%	0.62%	0.32%	10.13%
15	2.02%	1.23%	1.24%	0.37%	0.26%	10.05%
16	2.22%	1.38%	1.29%	0.38%	0.20%	9.90%
17	2.33%	1.43%	2.11%	0.50%	0.21%	9.60%
18	2.45%	1.52%	2.61%	0.97%	0.16%	9.40%
19	2.56%	1.59%	2.12%	1.23%	0.51%	9.45%
20	2.68%	1.67%	4.27%	0.44%	1.26%	9.62%
21	2.96%	1.89%	2.07%	3.13%	0.25%	10.13%
22	3.13%	2.00%	1.81%	1.28%	2.23%	10.39%
23	3.96%	2.76%	2.43%	0.88%	0.61%	11.28%
24	4.11%	2.86%	2.97%	1.15%	0.57%	11.11%
25	4.23%	2.94%	2.91%	1.89%	0.43%	11.81%
26	4.28%	2.95%	2.19%	2.28%	1.01%	11.83%
27	4.44%	3.06%	2.50%	0.99%	2.36%	11.68%
28	4.71%	3.25%	2.33%	1.42%	1.62%	12.07%
29	4.95%	3.40%	2.39%	1.26%	1.25%	12.09%
30	4.99%	3.43%	2.47%	2.06%	1.36%	11.76%
31	5.05%	3.38%	1.39%	1.28%	2.51%	11.96%
32	5.31%	3.56%	1.03%	1.46%	1.29%	12.17%
33	5.36%	3.51%	2.93%	1.35%	1.57%	12.12%
34	5.43%	3.30%	4.86%	2.35%	1.89%	11.71%
35	5.50%	3.24%	1.84%	2.01%	3.02%	11.33%